

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

September 1, 2017

Via E-mail
Peter Altman
Chief Executive Officer
BioCardia, Inc.
125 Shoreway Road, Suite B
San Carlos, California 94070

> **Re:** **BioCardia, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed March 30, 2017**
> **File No. 000-21419**

Dear Dr. Altman:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

> Sincerely,
>
> /s/ Martin James
>
> Martin James
> Senior Assistant Chief Accountant
> Office of Electronics and Machinery